CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

RECEIVED
2007 JAN 26 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020571

SUPPL

January 17, 2007

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials related to the extraordinary general shareholders meeting of the Company held on December 20, 2006, as well as of other information the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

Enclosure

[Moscow #72084 v6]

DISCLOSURE OF MATERIAL FACT

"INFORMATION CONCERNING RESOLUTIONS OF THE GENERAL MEETING"

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification OAO Mosenergo
1.2. Abbreviated corporate name of the Issuer	OAO Mosenergo
1.3. Location of the Issuer	8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer Identification Number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for disclosure of information	www.mosenergo.ru
1.8. Name of periodical(s) used by the Issuer for publication of information	Social and political newspaper "Izvestiya", magazine "Supplement to the Bulletin of the FSFM of Russia"
1.9. Code of material fact	1000085A20122006

2. Subject matter of the disclosure

2.1. Type of the general meeting: extraordinary.

2.2. Form of the general meeting: by absentee vote.

2.3. Date and place of the general meeting: Final date of acceptance of filled-in voting ballots – 20 December 2006. Mailing addresses to which the filled-in voting ballots were sent: 8 Raushskaya Naberezhnaya, Moscow, 115035, OAO Mosenergo; 15 Sadovnicheskaya St., Moscow, 115035, ZAO Specialized Registrar Reestr-Service.

2.4. Quorum of the general meeting:

Quorum on issues 1, 2 and 3 of the agenda of the general shareholders' meeting – 92.48% of the total number of votes of shareholders entitled to participate in the general shareholders' meeting.

Quorum on issues 4 and 5 of the agenda of the meeting – 84.68% of the total number of votes of persons entitled to participate in the general shareholders' meeting who do not have an interest in the transaction.

2.5. Issues put to a vote and voting results:

1. Determination of the number, nominal value, classes (types) of authorized shares of OAO Mosenergo and rights conferred by such shares. From the number of ballots received, the votes counted produced the following results:

"For" 91.81%
"Against" 8.17%
"Abstained" 0.01%

2. Introduction of amendments to the Charter of OAO Mosenergo relating to increase of the number of authorized shares. From the number of ballots received, the votes counted produced the following results:

"For" 91.81%
"Against" 8.17%
"Abstained" 0.01%

3. Increase of the charter capital of OAO Mosenergo through the placement of additional shares. From

"For" 91.80%
"Against" 8.17%
"Abstained" 0.01%

4. Approval of interested party transactions (related party transactions) relating to placement of additional shares of OAO Mosenergo. From the number of ballots received, the votes counted produced the following results:
"For" 69.26%
"Against" 15.40%
"Abstained" 0.02%

5. Approval of the simple partnership agreement as an interested party transaction. From the number of ballots received, the votes counted produced the following results:
"For" 69.27%
"Against" 15.40%
"Abstained" 0.01%

2.6. Wordings of resolutions adopted by the general meeting

On Issue 1:

1. To establish that the maximum number of authorized ordinary registered book-entry shares of OAO Mosenergo will be eleven billion five hundred million (11,500,000,000) shares with the nominal value of one (1) ruble each for the total amount of eleven billion five hundred million (11,500,000,000) rubles.
2. The ordinary registered book-entry shares authorized by OAO Mosenergo for placement will confer on their owners the rights specified in Article 6.2 of the Charter of OAO Mosenergo.

On Issue 2:

To introduce the following amendments to the Company's Charter:
In Article 4, paragraph 1 of item 4.7 should be amended to read as follows:
1. "In addition to the already placed shares, the Company announces placement of eleven billion five hundred million (11,500,000,000) ordinary registered book-entry shares with the nominal value of one (1) ruble each for the total amount of eleven billion five hundred million (11,500,000,000) rubles."

On Issue 3:

To increase the charter capital of OAO Mosenergo through the placement of additional ordinary registered book-entry shares of OAO Mosenergo (the "Shares") on the following terms:
number of shares to be placed – eleven billion five hundred million (11,500,000,000);
nominal value of each Share – one (1) ruble;
form of placement of Shares – closed subscription;
placement price of shares (including the price of placement of shares among persons having preemptive rights to acquire the shares) shall be determined under the following formula:

P = Max {WP; 5 rubles}, where

P is the placement price for additional ordinary registered non-documentary shares of OAO Mosenergo;

Max is the maximum of WP and 5 rubles;

WP is the average weighted price calculated as a result of division of the total amount of transactions with shares of OAO Mosenergo in monetary terms by the total amount of transactions with shares of OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the holding of the general shareholders' meeting. If the results of transactions with shares of OAO Mosenergo are expressed in US dollars, these results shall be converted into rubles at the exchange rate established by the Central Bank of the Russian

Federation on the respective trading day.
Form of payment for shares being placed – in cash by bank transfer in the currency of the Russian Federation;
Persons in favor of which additional shares will be placed - OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo.

On Issue No. 4:
To approve the transaction (interrelated transactions) relating to placement in favor of OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo, additional ordinary registered book-entry shares of OAO Mosenergo with the nominal value of one (1) ruble each, as an interested party transaction relating to placement by closed subscription of OAO Mosenergo's shares representing more than 2 per cent of the ordinary shares previously placed by OAO Mosenergo, on the following terms:
Parties to the transaction: OAO Mosenergo, the Issuer of shares; OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo, will purchase the shares in the course of their placement;
Subject of the transaction: OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo, will purchase additional ordinary registered book-entry shares of OAO Mosenergo to be placed by closed subscription, representing more than 2 per cent of the ordinary shares previously placed by OAO Mosenergo;
Value of the transaction: Value of the transaction is defined as the placement price of one share determined by the following formula:
$P = Max \{WP; 5 \text{ rubles}\}$, where
P is the placement price for additional ordinary registered non-documentary shares of OAO Mosenergo;
Max is the maximum of WP and 5 rubles;
WP is the average weighted price calculated as a result of division of the total amount of transactions with shares of OAO Mosenergo in monetary terms by the total amount of transactions with shares of OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the general shareholders' meeting. If the results of transactions with shares of OAO Mosenergo are expressed in US dollars, these results will be converted into rubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day,
multiplied by the number of such shares that will be purchased by OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo.
Term of the agreement: according to the decision on the additional issuance of shares of OAO Mosenergo.

On Issue No. 5:
To approve the following material terms of the interested party transaction of OAO Mosenergo under the simple partnership agreement:
1. Subject of the transaction: joint activities relating to development, construction and commissioning of power units Nos. 3 and 4 of TETS-27 of OAO Mosenergo, power unit No. 8 of TETS-26 of OAO

Mosenergo and power unit No. 11 of TETS-21 of OAO Mosenergo, as well as other facilities (subject to prior written agreement of the parties to the simple partnership agreement) (the "Facilities").

2. Parties to the agreement (the "Partners"):

- OAO Mosenergo;
- OAO RAO UES of Russia;
- OAO Gazprom and/or its affiliates designated by a written instruction of OAO Gazprom (the "Strategic Investor").

3. Value of the agreement (the parties' contributions to the simple partnership):

- Contribution of OAO Mosenergo: monetary funds in the amount of not less than thirty seven billion (37,000 000 000) rubles and not more than sixty billion (60,000,000,000) rubles;
- Contribution of OAO RAO UES of Russia: monetary funds in the amount of one thousand (1,000) rubles;
- Contribution of the Strategic Investor: monetary funds in the amount of one thousand (1,000) rubles.

4. Other material terms:

- OAO Mosenergo will be in charge of common matters and accounting of the simple partnership, provided that certain actions and transactions specified in the simple partnership agreement require prior written consent of all Partners;
- OAO Mosenergo will acquire a title to the Facilities resulting from the simple partnership's activities;
- In the event of termination of the agreement, RAO UES of Russia and the Strategic Investor will receive compensation for the sums paid by them as a contribution under the simple partnership agreement;
- the simple partnership agreement will remain in force, including when it has two parties.

3. Signature

3.1. **First Deputy General Director for Strategy and Corporate Policy**

________________ **D.V. Vasilyev**

(signature)

Acting on the basis of Power of Attorney No. 12-07/001-11 of 9 August 2005

3.2. Date: 20 December 2006 [seal]

Open Joint Stock Company of Energy and Electrification "Mosenergo"

8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

Report on the results of voting at

the Extraordinary general shareholders' meeting of OAO Mosenergo

Full corporate name of the Company:
Open Joint Stock Company of Energy and Electrification Mosenergo
Location of the Company:
8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035
Type of the general meeting: extraordinary
Form of holding the general meeting: by absentee vote
Date for compiling the list of persons entitled to take part in the general shareholders' meeting
November 3, 2006
Final date of acceptance of filled-in voting ballots:
December 20, 2006
Postal addresses to which filled-in voting ballots were sent for the Company:
15 Sadovnicheskaya Ulitsa, Moscow, 115035 - ZAO Spetsializirovannyi Registrator Reestr-Servis;
8 Raushskaya Naberezhnaya, Moscow, 115035 – OAO Mosenergo.

AGENDA OF THE MEETING:

1. Determination of the number, nominal value and category (class) of the authorized shares of OAO Mosenergo and rights conferred by such shares;
2. Amendments and additions to the Charter of OAO Mosenergo connected with the increase in the number of the authorized shares;
3. Increase of the charter capital of OAO Mosenergo through the placement of additional shares;
4. Approval of transactions (interrelated transactions) relating to the placement of additional shares of OAO Mosenergo, representing interested party transactions;
5. Approval of the simple partnership agreement as an interested party transaction.

Item 1:
Determination of the number, nominal value and category (class) of the authorized shares of OAO Mosenergo and rights conferred by such shares.

Persons included in the list of persons entitled to participate in the general shareholders' meeting held **28 249 359 700** votes on this item of the Agenda.

Persons who took part in the general shareholders' meeting held **26 125 054 103** votes on this item of the Agenda.

Quorum for item 1 of the Agenda was present.

The decision on this item is adopted by a three forth majority vote of shareholders, owners of voting shares, who take part in the general meeting of shareholders.

The following results were established upon the calculation of votes:

- "For" 23 985 411 227 votes;
- "Against" 2 135 182 629 votes;
- "Abstained" 2 582 547 votes.

Decision adopted by the general meeting of shareholders:

1. To establish that the maximum number of authorized ordinary registered non-documentary shares of OAO Mosenergo will be eleven billion five hundred million (11,500,000,000) shares with the nominal value of one (1) ruble each for the total amount of eleven billion five hundred million (11,500,000,000) rubles at par value.

2. The ordinary registered non-documentary shares authorized by OAO Mosenergo for placement will confer on their owners the rights specified in Clause 6.2 of the Charter of OAO Mosenergo.

Item 2:

Amendments and additions to the Charter of OAO Mosenergo connected with the increase in the number of the authorized shares.

Persons included in the list of persons entitled to participate in the general shareholders' meeting held **28 249 359 700** votes on this item of the Agenda.

Persons who took part in the general shareholders' meeting held **26 125 054 103** votes on this item of the Agenda.

Quorum for item 2 of the Agenda was present.

The decision on this item is adopted by a three forth majority vote of shareholders, owners of voting shares, who take part in the general meeting of shareholders.

The following results were established upon the calculation of votes:

- "For" 23 986 308 076 votes;
- "Against" 2 135 182 629 votes;
- "Abstained" 2 584 547 votes.

Decision adopted by the general meeting of shareholders:

To introduce the following amendments to the Company's Charter:

Article 4, paragraph 1 of clause 4.7 shall be amended as follows:

"In addition to the already placed shares, the Company announces placement of eleven billion five hundred million (11,500,000,000) ordinary registered shares with the nominal value of one (1) ruble each for the total nominal value of eleven billion five hundred million (11,500,000,000) rubles.

Item 3:

Increase of the charter capital of OAO Mosenergo through the placement of additional shares

Persons included in the list of persons entitled to participate in the general shareholders' meeting held **28 249 359 700** votes on this item of the Agenda.

Persons who took part in the general shareholders' meeting held **26 125 054 103** votes on this item of the Agenda.

Quorum for item 3 of the Agenda was present.

The decision on this item is adopted by a three forth majority vote of shareholders, owners of voting shares, who take part in the general meeting of shareholders.

The following results were established upon the calculation of votes:

- "For" 23 983 211 081 votes;
- "Against" 2 135 275 319 votes;
- "Abstained" 3 228 173 votes.

Decision adopted by the general meeting of shareholders:

To increase the charter capital of OAO Mosenergo through the placement of additional ordinary registered non-documentary shares of OAO Mosenergo (the "Shares") on the following terms:

number of Shares to be placed – eleven billion five hundred million (11,500,000,000);

nominal value of each Share – one (1) ruble;

form of placement of Shares – closed subscription;

placement price of shares (including the price of placement of shares among persons having preemptive rights to acquire the shares) shall be determined under the following formula:

P = Max {WP; 5 rubles}, where

P is the placement price for additional ordinary registered non-documentary shares of OAO Mosenergo;

Max is the maximum of WP and 5 rubles;

WP is the average weighted price calculated as a result of division of the total amount of transactions with shares of OAO Mosenergo in monetary terms by the total amount of transactions with shares of OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the holding of the general shareholders' meeting. If the results of transactions with shares of OAO Mosenergo are expressed in US dollars, these results shall be converted into rubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day.

form of payment for Shares being placed – in cash by bank transfer in the currency of the Russian Federation;

Persons in favor of which additional shares will be placed - OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares of OAO Mosenergo.

Item 4:

Approval of transactions (interrelated transactions) relating to the placement of additional shares of OAO Mosenergo, representing interested party transactions

Decision on the approval of an interested party transaction is adopted by the general meeting of shareholders by the majority vote of all shareholders, owners of voting shares, who are not interested in the transaction.

Persons included in the list of persons entitled to participate in the general shareholders' meeting, who are not interested in the transaction, held **13 870 193 700** votes on this item of the Agenda.

Persons who are not interested in the transaction and took part in the general shareholders' meeting held **11 745 888 103** votes on this item of the Agenda.

Quorum for item 4 of the Agenda was present.

The following results were established upon the calculation of votes:

- "For" 9 605 806 681 votes;
- "Against" 2 135 272 969 votes;
- "Abstained" 3 109 723 votes.

Decision adopted by the general meeting of shareholders:

To approve the transaction (interrelated transactions) relating to placement in favor of OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares of OAO Mosenergo, additional ordinary registered non-documentary shares of OAO Mosenergo with the nominal value of one (1) ruble each, as an interested party transaction relating to placement by closed subscription of OAO Mosenergo's shares representing more than 2 per cent of the ordinary shares previously placed by OAO Mosenergo, on the following terms:

Parties to the transaction: OAO Mosenergo, the Issuer of shares; OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares of OAO Mosenergo, will purchase the shares in the course of their placement;

Subject of the transaction: OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares of OAO Mosenergo, will purchase additional ordinary registered non-documentary shares of OAO Mosenergo to be placed by closed subscription, representing more than 2 per cent of the ordinary shares previously placed by OAO Mosenergo;

Transaction price: Price of the transaction is defined as the placement price of one share determined by the following formula:

P = Max {WP; 5 rubles}, where
P is the placement price for additional ordinary registered non-documentary shares of OAO Mosenergo;
Max is the maximum of WP and 5 rubles;
WP is the average weighted price calculated as a result of division of the total amount of transactions with shares of OAO Mosenergo in monetary terms by the total amount of transactions with shares of OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the general shareholders' meeting. If the results of transactions with shares of OAO

Mosenergo are expressed in US dollars, these results will be converted into rubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day,

multiplied by the number of such shares that will be purchased by OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares of OAO Mosenergo.

Term of the agreement: according to the decision on the additional issuance of shares of OAO Mosenergo.

Item 5:

Approval of the simple partnership agreement as an interested party transaction

Decision on the approval of an interested party transaction is adopted by the general meeting of shareholders by the majority vote of all shareholders, owners of voting shares, who are not interested in the transaction.

Persons included in the list of persons entitled to participate in the general shareholders' meeting, who are not interested in the transaction, held **13 870 193 700** votes on this item of the Agenda.

Persons who are not interested in the transaction and took part in the general shareholders' meeting held **11 745 888 103** votes on this item of the Agenda.

Quorum for item 5 of the Agenda was present.

The following results were established upon the calculation of votes:

- "For" 9 607 122 766 votes;
- "Against" 2 135 620 459 votes;
- "Abstained" 1 399 887 votes.

Decision adopted by the general meeting of shareholders:

To approve the simple partnership agreement representing an interested party transaction of OAO Mosenergo on the following material terms:

1. Subject of the transaction: joint activities relating to designing, construction and entry into service of units No. 3 and No. 4 of TETS-27 of OAO Mosenergo, unit No. 8 of TETS-26 of OAO Mosenergo and unit No. 11 of TETS-21 of OAO Mosenergo, as well as other facilities (subject to prior written consent of the partners participating in agreement) (the "Facilities").

2. Parties to the agreement (the "Partners"):

- OAO Mosenergo;

- OAO RAO UES of Russia;

- OAO Gazprom and/or its affiliates determined by a written instruction of OAO Gazprom (the "Strategic Investor").

3. Price of the agreement (the parties' contributions to the simple partnership):

- Contribution of OAO Mosenergo: monetary funds in the amount of not less than thirty seven billion (37,000 000 000) rubles and not more than sixty billion (60 000 000 000) rubles;

- Contribution of OAO RAO UES of Russia: monetary funds in the amount of one thousand (1,000) rubles;

- Contribution of the Strategic Investor: monetary funds in the amount of one thousand (1,000) rubles.

4. Other material terms:

- OAO Mosenergo will be in charge of common matters and accounting of the simple partnership, provided that certain actions and transactions specified in the simple partnership agreement require prior written consent of all Partners;

- OAO Mosenergo will acquire a title to the Facilities resulting from the simple partnership's activities;

- In the event of termination of the agreement, RAO UES of Russia and the Strategic Investor will receive compensation for the sums paid by them as a contribution under the simple partnership agreement;

- the simple partnership agreement will remain in force, including when it has two parties.

Under Article 56 of the Federal Law On Joint Stock Companies No.208-FZ of December 26, 1995 (as amended by the Federal Law No. 120-FZ of August 07, 2001), the functions of the Accounting Commission are performed by the company's registrar - ZAO Spetsializirovannyi Registrator Reestr-Servis.

Location of the registrar: 15 Sadovnicheskaya Ulitsa, Moscow, 115035.

Authorized persons of the registrar are: M.G. Kabanov, M. Ya. Kabanova, G.P. Chepikova, V.C. Kluchnikov.

Chairman of the meeting: Yu.A. Udaltsov

Secretary of the meeting: Yu.A. Goncharov

December 20, 2006

"Issuance of securities by the Issuer"

1. General information	
1.1. Full corporate name (or name, for a non-commercial organization) of the Issuer	***Open Joint Stock Company of Energy and Electrification OAO Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for disclosure of information	***www.mosenergo.ru***
1.8. Name of periodical(s) used by the Issuer for publication of information	***Social and political newspaper "Izvestiya", magazine "Supplement to the Bulletin of the FSFM of Russia"***

1.9. Code(s) of material fact(s)	0500085A20122006

2. Subject matter of the disclosure

2.1. The disclosure of the material fact containing information on the decision to place securities should specify:

2.1.1. Class (type), series and other identification characteristics of securities: ***ordinary registered book-entry shares.***

2.1.2. Repayment deadline (for bonds and options of the Issuer): ***not specified for this type of securities***

2.1.3. Number of securities to be placed and nominal value (if nominal value is provided for by legislation of the Russian Federation) of each placed security: ***eleven billion five hundred million (11,500,000,000) shares with the nominal value of one (1) ruble each.***

2.1.4. Form of placement of securities, and if the securities are placed by closed subscription – potential purchasers of securities: ***Closed subscription. Persons in favor of which additional shares will be placed - OAO Gazprom and/or other persons who are affiliates of OAO Gazprom (with the exception of OAO Mosenergo, including when it is recognized as OAO Gazprom's affiliate) as of the date of the state registration of the decision on the issuance of ordinary registered book-entry shares of OAO Mosenergo.***

2.1.5. Other terms of placement of securities defined in the decision on their placement.

Placement price of shares (including price of placement of shares in favor of persons having a preemptive right to acquire shares) is determined by the following formula:

P = Max {WP; 5 rubles}, where

P is the placement price for additional ordinary registered non-documentary shares of OAO Mosenergo;

Max is the maximum of WP and 5 rubles;

WP is the average weighted price calculated as a result of division of the total amount of transactions with shares of OAO Mosenergo in monetary terms by the total amount of transactions with shares of OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the general shareholders' meeting. If the results of transactions with shares of OAO Mosenergo are expressed in US dollars, these results will be converted into rubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day.

Form of payment for the placed Shares – in cash by bank transfer in the currency of the Russian Federation.

2.1.6. If registration of the Prospectus is carried out at the Issuer's discretion – the fact that the Issuer has assumed an obligation to disclose information upon completion of each stage of issuance of the securities: ***Registration of the Prospectus is carried out in accordance with statutory requirements; the Issuer is obliged to disclose information upon completion of each stage of the issuance of the securities.***

2.1.7. The Issuer's governing body that took a decision to place the securities: ***the extraordinary general shareholders' meeting.***

2.1.8. Date and place of the meeting of the authorized governing body of the Issuer that made a decision to place the securities: ***Final date of acceptance of filled-in voting ballots – 20 December 2006. Mailing addresses to which the filled-in voting ballots were sent: 8 Raushskaya Naberezhnaya, Moscow, 115035, OAO Mosenergo; 15 Sadovnicheskaya St., Moscow, 115035, ZAO Specialized Registrar Reestr-Service.***

2.1.9. Quorum and results of voting on the decision to place the securities: ***Quorum on the issue relating to increase of the charter capital of OAO Mosenergo through the placement of additional shares – 92.48%. Results of voting on the issue:***

"For"	***23,983,211,081 vote (91.80%)***
"Against"	***2,135,275,319 votes (8.17%)***
"Abstained"	***3,228,173 votes (0,01%)***

2.1.10. Date of preparation and number of the minutes of the meeting of the authorized governing body of the Issuer that took a decision to place the securities: ***20 December 2006, Minutes No. 2.***

3. Signature
3.1. **First Deputy General Director for Strategy and Corporate Policy** _______________ **D.V. Vasilyev** (signature) acting on the basis of Power of Attorney No. 12-07/001-11 of 9 August 2005
3.2. Date: 20 December 2006 [seal]

Disclosure of Material Fact
"Information concerning individual transactions of the Issuer whose amount or value of property equals or exceeds 10 per cent of the Issuer's assets as of the date of the transaction"

1. General information	
1.1. Full corporate name (or name, for a non-commercial organization) of the Issuer	***Open Joint Stock Company of Energy and Electrification OAO Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information	***www.mosenergo.ru***
1.8. Name of the periodical(s) used by the Issuer for publication of information	***Izvestiya (Moscow issue) and Supplement to the Bulletin of the FSFM of Russia***

1.9. Code(s) of material fact(s)	***0400085A15122006***

2. Subject matter of the disclosure
2.1. Type and subject of the transaction: ***Agreement with the general contractor.*** 2.2. Content of the transaction, including civil rights and obligations that the accomplished transaction was intended to establish, amend or terminate. ***The general contractor agrees to perform development, construction, installation, start-up and commissioning work, engineering research, as well as auxiliary operations relating to extension of TETS-26, a branch of OAO Mosenergo, by installing Stage 8 of the twin-shaft heat-recovery combined cycle plant PGU-420 within the period established in the Agreement, and the Customer agrees to accept and pay for the work performed.*** 2.3. Deadline for fulfillment of obligations under the transaction, parties and beneficiaries, amount of the transaction in monetary terms and in percentage from the value of the Issuer's assets. Deadline for fulfillment of obligations under the transaction: ***within 29 months from the date of commencement of work established by the Agreement.*** ***Parties to the transaction:*** ***Customer: OAO Mosenergo.*** ***General Contractor: OOO Alstom, ALSTOM Ltd. (Switzerland) and OAO AMAlliance.*** Amount of the transaction***: cash amount equivalent to 9,769,315,000 rubles, which constitutes 15.36 per cent of the value of the Issuer's assets;*** 2.4. Value of the Issuer's assets as of the end of the reporting period (quarter, year) preceding the performance of the transaction (date of conclusion of the agreement), in respect of which financial statements have been prepared in accordance with legislation of the Russian Federation: ***as of 30 September 2006: 63,614,990,000 rubles*** 2.5. Date of performance of the transaction (conclusion of the agreement): ***15 December 2006*** 2.6. Information concerning approval of the transaction, if such transaction is a major transaction or a transaction in which the Issuer had an interest: 2.6.1. Category of the transaction (a major transaction; a transaction in which the Issuer had an interest; a major transaction which is simultaneously a transaction in which the Issuer had an interest): ***The transaction is not a major transaction or an interested party transaction. Pursuant to Article 15.26 of the Company's Charter, the transaction was approved in advance by the Company's Board of***

Directors as a transaction whose value exceeds 2 per cent of the book value of the Company's assets.
2.6.2. The Issuer's governing body that made a decision to approve the transaction: ***The Board of Directors of OAO Mosenergo***

2.6.3. Date of the decision to approve the transaction: ***27 November 2006***

2.6.4. Date of preparation of the minutes of the meeting of the authorized governing body of the Issuer that took a decision to approve the transaction: ***Minutes No. 15 of 27 November 2006***

3. Signatures		
3.1. First Deputy General Director for Strategy and Corporate Policy acting on the basis of Power of Attorney No. 12-07/001-11 of 9 August 2005	(signature)	D.V. Vasilyev
3.2. Date: 19 December 20 06	[seal]	
3.3. Chief Accountant	(signature)	T.P. Dronova
3.4. Date: 19 December 20 06		

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ

«СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩЕГО СОБРАНИЯ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации «Мосэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Мосэнерго»
1.3. Место нахождения эмитента	115035, Российская Федерация, г. Москва Раушская наб., д.8
1.4. ОГРН эмитента	1027700302420
1.5. ИНН эмитента	7705035012
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00085-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.mosenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	Общественно-политическая газета «Известия», журнал «Приложение к «Вестнику ФСФР России»
1.9. Код существенного факта	1000085A20122006

2. Содержание сообщения

2.1. Вид общего собрания: внеочередное

2.2. Форма проведения общего собрания: заочное голосование.

2.3. Дата и место проведения общего собрания: Дата окончания приема заполненных бюллетеней для голосования – 20 декабря 2006 года. Почтовые адреса, по которым направлялись заполненные бюллетени для голосования: 115035, г.Москва, Раушская наб., д.8, ОАО «Мосэнерго»; 115035, г. Москва, Садовническая ул., д.15, ЗАО «Специализированный регистратор Реестр-Сервис».

2.4. Кворум общего собрания:

Кворум по вопросам 1, 2, 3 повестки дня общего собрания акционеров – 92,48% от количества голосов акционеров, имеющих право на участие в общем собрании акционеров.

Кворум по вопросам 4, 5 повестки дня собрания – 84,68% от количества голосов, которыми обладают лица, имеющие право на участие в общем собрании акционеров, не заинтересованные в совершении сделки.

2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

1. Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 91,81%
«Против» 8,17%
«Воздержался» 0,01%

2. О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 91,81%
«Против» 8,17%
«Воздержался» 0,01%

3. Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:
«За» 91,80%
«Против» 8,17%
«Воздержался» 0,01%

4. Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:
«За» 69,26%
«Против» 15,40%
«Воздержался» 0,02%

5. Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:
«За» 69,27%
«Против» 15,40%
«Воздержался» 0,01%

2.6. Формулировки решений, принятых общим собранием

По вопросу 1:

1. Определить предельный размер объявленных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» в количестве 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук номинальной стоимостью 1 (Один) рубль каждая на общую сумму по номинальной стоимости акций 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей.
2. Обыкновенные именные бездокументарные акции, объявленные ОАО «Мосэнерго» к размещению, представляют их владельцам права, предусмотренные пунктом 6.2. Устава ОАО «Мосэнерго».

По вопросу 2:

Внести в Устав Общества следующие изменения:
В статье 4 пункт 4.7. абзац 1 изложить в следующей редакции:
1. «Общество объявляет дополнительно к размещенным акциям 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) обыкновенных именных акций номинальной стоимостью 1 (Один) рубль каждая на общую номинальную стоимость 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей»

По вопросу 3:

Увеличить уставный капитал ОАО «Мосэнерго» посредством размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» (далее – Акции) на следующих условиях:
количество размещаемых Акций – 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук;
номинальная стоимость каждой Акции – 1 (один) рубль;
способ размещения Акций – закрытая подписка;
цена размещения акций (в том числе цена размещения акций лицам, имеющим преимущественное право приобретения акций) определяется по следующей формуле:

$$P = \text{Max}\{WP; 5\ \text{рублей}\},\ \text{где}$$

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;
WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день.
форма оплаты размещаемых Акций – денежными средствами в безналичном порядке в валюте Российской Федерации;
круг лиц, в пользу которого осуществляется размещение дополнительных акций, - ОАО «Газпром» и/или иные лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

По вопросу 4:
Одобрить сделку (взаимосвязанные сделки) по размещению ОАО «Газпром» и/или иным лицам, являющимся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» номинальной стоимостью 1 (один) рубль каждая, как сделки, являющейся размещением посредством закрытой подписки акций ОАО «Мосэнерго», составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго», в совершении которой имеется заинтересованность, на следующих условиях:
Лица, являющиеся сторонами сделки – ОАО «Мосэнерго» - Эмитент акций; ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», приобретают акции в ходе их размещения;
Предмет сделки – ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», осуществят приобретение дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго», размещаемых путем закрытой подписки и составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго»;
Цена сделки – Цена сделки определяется как цена размещения одной акции, определяемая как:

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;
Max – максимальное значение из WP и 5 руб.;
WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день,
умноженная на количество таких акций, которые будут приобретены ОАО «Газпром» и/или иным лицами, являющимися аффилированными лицами ОАО «Газпром» (за исключением ОАО

«Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».
Срок договора: в соответствии с решением о дополнительном выпуске акций ОАО «Мосэнерго».

По вопросу 5:
Одобрить сделку ОАО «Мосэнерго» по договору простого товарищества, в совершении которой имеется заинтересованность, на следующих существенных условиях:
1. Предмет сделки: совместная деятельность по проектированию, строительству и вводу в эксплуатацию блоков № 3 и № 4 ТЭЦ-27 ОАО «Мосэнерго», блока № 8 ТЭЦ-26 ОАО «Мосэнерго» и блока № 11 ТЭЦ-21 ОАО «Мосэнерго», иных объектов (по предварительному письменному согласованию участвующих в договоре товарищей) (далее – Объекты).
2. Стороны договора (далее - «Товарищи»):
- ОАО «Мосэнерго»;
- ОАО РАО "ЕЭС России";
- ОАО «Газпром» и/или его аффилированные лица, определяемые по письменному указанию ОАО «Газпром» (далее – Стратегический инвестор).
3. Цена договора (вклады сторон в простое товарищество):
- Вклад ОАО «Мосэнерго»: денежные средства в размере не менее 37 000 000 000 (Тридцать семь миллиардов) рублей и не более 60 000 000 000 (Шестьдесят миллиардов) рублей;
- Вклад ОАО РАО "ЕЭС России": денежные средства в размере 1000 (Одна тысяча) рублей;
- Вклад Стратегического инвестора: денежные средства в размере 1000 (Одна тысяча) рублей.
4. Иные существенные условия:
- Ведение общих дел и бухгалтерского учета простого товарищества осуществляется ОАО «Мосэнерго», при этом на совершение отдельных действий и сделок, предусмотренных договором простого товарищества, необходимо получение предварительного письменного согласия всех Товарищей;
- Право собственности на Объекты, являющиеся результатом деятельности простого товарищества, возникает у ОАО «Мосэнерго»;
- При прекращении договора ОАО РАО «ЕЭС России» и Стратегическому инвестору возвращаются денежные средства, внесенные ими в качестве вклада по договору простого товарищества;
- Договор простого товарищества сохраняет свое действие, в том числе, в случае, когда в нем участвуют две стороны.

3. Подпись

3.1. **Первый заместитель генерального директора по стратегии и корпоративной политике** _______________ (подпись) **Д.В. Васильев**

действующий по доверенности №12-07/001-11 от 09.08.2005

3.2. Дата «20» декабря 2006г. М.П.

Открытое акционерное общество энергетики и электрификации «Мосэнерго»

115035, Российская Федерация, г. Москва, Раушская набережная, д. 8

Отчет

об итогах голосования на внеочередном общем собрании акционеров ОАО «Мосэнерго»

Полное фирменное наименование Общества:
Открытое акционерное общество энергетики и электрификации «Мосэнерго»

Место нахождения Общества:
115035, Российская Федерация, г. Москва, Раушская набережная, д.8

Вид общего собрания: внеочередное

Форма проведения общего собрания акционеров:
заочное голосование

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров:
03 ноября 2006 года

Дата окончания приема заполненных бюллетеней для голосования:
20 декабря 2006 года

Почтовые адреса, по которым направлялись в Общество заполненные бюллетени для голосования: 115035, г.Москва, ул. Садовническая, д.15 - ЗАО «Специализированный регистратор Реестр-Сервис»;
115035, г. Москва, Раушская наб., д.8 – ОАО «Мосэнерго».

Повестка дня собрания:

1. Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями;
2. О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций;
3. Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций;
4. Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность;
5. Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность.

Вопрос № 1:
Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями.

Число голосов, которыми обладают лица, включенные в список лиц, имеющих право на участие в общем собрании акционеров, по данному вопросу повестки дня **28 249 359 700** голосов.

Число голосов, которыми обладают лица, принявшие участие в общем собрании, по данному вопросу Повестки дня: **26 125 054 103** голоса.

Кворум по вопросу №1 Повестки дня имеется.

Решение по данному вопросу принимается большинством в три четверти голосов акционеров – владельцев голосующих акций, принимающих участие в общем собрании акционеров.

При подсчете голосов установлены следующие результаты:

- «За» 23 985 411 227 голосов;
- «Против» 2 135 182 629 голосов;
- «Воздержался» 2 582 547 голосов.

Решение, принятое общим собранием акционеров:

1. Определить предельный размер объявленных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» в количестве 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук номинальной стоимостью 1 (Один) рубль каждая на общую сумму по номинальной стоимости акций 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей.

2. Обыкновенные именные бездокументарные акции, объявленные ОАО «Мосэнерго» к размещению, представляют их владельцам права, предусмотренные пунктом 6.2. Устава ОАО «Мосэнерго».

Вопрос № 2:

О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций.

Число голосов, которыми обладают лица, включенные в список лиц, имеющих право на участие в общем собрании акционеров, по данному вопросу повестки дня **28 249 359 700** голосов.

Число голосов, которыми обладают лица, принявшие участие в общем собрании, по данному вопросу Повестки дня: **26 125 054 103** голоса.

Кворум по вопросу №2 Повестки дня имеется.

Решение по данному вопросу принимается большинством в три четверти голосов акционеров – владельцев голосующих акций, принимающих участие в общем собрании акционеров.

При подсчете голосов установлены следующие результаты:

- «За» 23 986 308 076 голосов;
- «Против» 2 135 182 629 голосов;
- «Воздержался» 2 584 547 голосов.

Решение, принятое общим собранием акционеров:

Внести в Устав Общества следующие изменения:

В статье 4 пункт 4.7. абзац 1 изложить в следующей редакции:

«Общество объявляет дополнительно к размещенным акциям 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) обыкновенных именных акций номинальной стоимостью 1 (Один) рубль каждая на общую номинальную стоимость 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей»

Вопрос № 3:

Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций

Число голосов, которыми обладают лица, включенные в список лиц, имеющих право на участие в общем собрании акционеров, по данному вопросу повестки дня **28 249 359 700** голосов.

Число голосов, которыми обладают лица, принявшие участие в общем собрании, по данному вопросу Повестки дня: **26 125 054 103** голоса.

Кворум по вопросу №3 Повестки дня имеется.

Решение по данному вопросу принимается большинством в три четверти голосов акционеров – владельцев голосующих акций, принимающих участие в общем собрании акционеров.

При подсчете голосов установлены следующие результаты:

- «За» 23 983 211 081 голос;
- «Против» 2 135 275 319 голосов;
- «Воздержался» 3 228 173 голоса.

Решение, принятое общим собранием акционеров:

Увеличить уставный капитал ОАО «Мосэнерго» посредством размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» (далее – Акции) на следующих условиях:

количество размещаемых Акций – 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук;

номинальная стоимость каждой Акции – 1 (один) рубль;

способ размещения Акций – закрытая подписка;

цена размещения акций (в том числе цена размещения акций лицам, имеющим преимущественное право приобретения акций) определяется по следующей формуле:

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;

WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день.

форма оплаты размещаемых Акций – денежными средствами в безналичном порядке в валюте Российской Федерации;

круг лиц, в пользу которого осуществляется размещение дополнительных акций, - ОАО «Газпром» и/или иные лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

Вопрос № 4:

Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность

Решение об одобрении сделки, в совершении которой имеется заинтересованность, принимается общим собранием акционеров большинством голосов всех не заинтересованных в сделке акционеров – владельцев голосующих акций.

Число голосов, которыми по указанному вопросу обладают все лица, включенные в список лиц, имеющих право на участие в общем собрании акционеров, не заинтересованные в совершении сделки: **13 870 193 700** голосов.

Число голосов, которыми по указанному вопросу обладают лица, не заинтересованные в совершении сделки и принявшие участие в общем собрании: **11 745 888 103** голоса.

Кворум по вопросу №4 Повестки дня имеется.

При подсчете голосов установлены следующие результаты:

- «За» 9 605 806 681 голос;
- «Против» 2 135 272 969 голосов;
- «Воздержался» 3 109 723 голоса.

Решение, принятое общим собранием акционеров:

Одобрить сделку (взаимосвязанные сделки) по размещению ОАО «Газпром» и/или иным лицам, являющимся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» номинальной стоимостью 1 (один) рубль каждая, как сделки, являющейся размещением посредством закрытой подписки акций ОАО «Мосэнерго», составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго», в совершении которой имеется заинтересованность, на следующих условиях:

Лица, являющиеся сторонами сделки – ОАО «Мосэнерго» - Эмитент акций; ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», приобретают акции в ходе их размещения;

Предмет сделки – ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», осуществят приобретение дополнительных обыкновенных именных бездокументарных акций ОАО

«Мосэнерго», размещаемых путем закрытой подписки и составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго»;

<u>Цена сделки</u> – Цена сделки определяется как цена размещения одной акции, определяемая как:

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;

WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день,

умноженная на количество таких акций, которые будут приобретены ОАО «Газпром» и/или иным лицами, являющимися аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

<u>Срок договора:</u> в соответствии с решением о дополнительном выпуске акций ОАО «Мосэнерго».

Вопрос № 5:

Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность

Решение об одобрении сделки, в совершении которой имеется заинтересованность, принимается общим собранием акционеров большинством голосов всех не заинтересованных в сделке акционеров – владельцев голосующих акций.

Число голосов, которыми по указанному вопросу обладают все лица, включенные в список лиц, имеющих право на участие в общем собрании акционеров, не заинтересованные в совершении сделки: <u>**13 870 193 700**</u> голосов.

Число голосов, которыми по указанному вопросу обладают лица, не заинтересованные в совершении сделки и принявшие участие в общем собрании: <u>**11 745 888 103**</u> голоса.

Кворум по вопросу №5 Повестки дня имеется.

При подсчете голосов установлены следующие результаты:

- «За» 9 607122 766 голосов;
- «Против» 2 135 620 459 голосов;
- «Воздержался» 1 399 887 голосов.

Решение, принятое общим собранием акционеров:

Одобрить сделку ОАО «Мосэнерго» по договору простого товарищества, в совершении которой имеется заинтересованность, на следующих существенных условиях:

1. Предмет сделки: совместная деятельность по проектированию, строительству и вводу в эксплуатацию блоков № 3 и № 4 ТЭЦ-27 ОАО «Мосэнерго», блока № 8 ТЭЦ-26 ОАО «Мосэнерго» и блока № 11 ТЭЦ-21 ОАО «Мосэнерго», иных объектов (по предварительному письменному согласованию участвующих в договоре товарищей) (далее – Объекты).

2. Стороны договора (далее - «Товарищи»):

- **ОАО «Мосэнерго»;**
- **ОАО РАО "ЕЭС России";**
- **ОАО «Газпром» и/или его аффилированные лица, определяемые по письменному указанию ОАО «Газпром» (далее – Стратегический инвестор).**

3. Цена договора (вклады сторон в простое товарищество):

- **Вклад ОАО «Мосэнерго»: денежные средства в размере не менее 37 000 000 000 (Тридцать семь миллиардов) рублей и не более 60 000 000 000 (Шестьдесят миллиардов) рублей;**
- **Вклад ОАО РАО "ЕЭС России": денежные средства в размере 1000 (Одна тысяча) рублей;**
- **Вклад Стратегического инвестора: денежные средства в размере 1000 (Одна тысяча) рублей.**

4. Иные существенные условия:

- **Ведение общих дел и бухгалтерского учета простого товарищества осуществляется ОАО «Мосэнерго», при этом на совершение отдельных действий и сделок, предусмотренных договором простого товарищества, необходимо получение предварительного письменного согласия всех Товарищей;**
- **Право собственности на Объекты, являющиеся результатом деятельности простого товарищества, возникает у ОАО «Мосэнерго»;**
- **При прекращении договора ОАО РАО «ЕЭС России» и Стратегическому инвестору возвращаются денежные средства, внесенные ими в качестве вклада по договору простого товарищества;**
- **Договор простого товарищества сохраняет свое действие, в том числе, в случае, когда в нем участвуют две стороны.**

В соответствии со ст.56 Федерального закона «Об акционерных обществах» от 26.12.1995г. №208-ФЗ (в редакции ФЗ от 07.08.2001г. №120-ФЗ) функции счетной комиссии выполняет регистратор общества - ЗАО «Специализированный регистратор Реестр – Сервис».

Место нахождения регистратора – 115035, г.Москва, ул. Садовническая, д.15.

Уполномоченные лица регистратора: Кабанов М.Г., Кабанова М. Я., Чепикова Г. П., Ключников В.С.

Председатель собрания: Ю.А. Удальцов

Секретарь собрания: Ю.А. Гончаров

20 декабря 2006 года

“Сведения о выпуске эмитентом ценных бумаг”

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество энергетики и электрификации «Мосэнерго»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Мосэнерго»***
1.3. Место нахождения эмитента	***115035, Российская Федерация, г. Москва Раушская наб., д.8***
1.4. ОГРН эмитента	***1027700302420***
1.5. ИНН эмитента	***7705035012***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00085-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.mosenergo.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***Общественно-политическая газета «Известия», журнал «Приложение к «Вестнику ФСФР России»***

1.9. Код (коды) существенного факта (фактов)	0500085А20122006

2. Содержание сообщения

2.1. В сообщении о существенном факте, содержащем сведения о принятии решения о размещении ценных бумаг, указываются:

2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***акции обыкновенные именные бездокументарные***

2.1.2. Срок погашения (для облигаций и опционов эмитента): ***не указывается для данного вида ценных бумаг***

2.1.3. Количество размещаемых ценных бумаг и номинальная стоимость (если наличие номинальной стоимости предусмотрено законодательством Российской Федерации) каждой размещаемой ценной бумаги: ***11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук номинальной стоимостью 1 (Один) рубль каждая,***

2.1.4. Способ размещения ценных бумаг, а в случае размещения ценных бумаг посредством закрытой подписки – также круг потенциальных приобретателей ценных бумаг: ***Закрытая подписка. Круг лиц, в пользу которого осуществляется размещение дополнительных акций, - ОАО «Газпром» и/или иные лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».***

2.1.5. Иные условия размещения ценных бумаг, определенные решением об их размещении.

Цена размещения акций (в том числе цена размещения акций лицам, имеющим преимущественное право приобретения акций) определяется по следующей формуле:

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;

WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день.

форма оплаты размещаемых Акций – денежными средствами в безналичном порядке в валюте Российской Федерации.

2.1.6. В случае, когда регистрация проспекта ценных бумаг осуществляется по усмотрению эмитента, - факт принятия эмитентом обязанности раскрывать информацию после каждого этапа процедуры эмиссии ценных бумаг: ***Регистрация Проспекта ценных бумаг осуществляется в соответствии с требованиями законодательства; эмитент обязуется раскрывать информацию после каждого этапа процедуры эмиссии ценных бумаг.***

2.1.7. Орган управления эмитента, принявший решение о размещении ценных бумаг: ***внеочередное общее собрание акционеров***

2.1.8. Дата и место проведения собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***Дата окончания приема заполненных бюллетеней для голосования – 20.12.2006г. Почтовые адреса, по которым направлялись заполненные бюллетени для голосования: 115035, г.Москва, Раушская наб., д.8, ОАО «Мосэнерго»; 115035, г. Москва, Садовническая ул., д.15, ЗАО «Специализированный регистратор Реестр-Сервис».***

2.1.9. Кворум и результаты голосования по вопросу о принятии решения о размещении ценных бумаг: ***Кворум по вопросу об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций – 92,48%. Результаты голосования по вопросу:***

«За» 23 983 211 081 голос - 91,80%

«Против» 2 135 275 319 голосов - 8,17%

«Воздержался»   3 228 173 голоса - 0,01%

| 2.1.10. Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***20 декабря 2006 года, протокол №2.*** |

3. Подпись		
3.1. **Первый заместитель генерального директора по стратегии и корпоративной политике**	______________ (подпись)	**Д.В. Васильев**
действующий по доверенности №12-07/001-11 от 09.08.2005		
3.2. Дата «20» декабря 2006г.	М.П.	

"Сведения о фактах разовых сделок эмитента, размер которых либо стоимость имущества по которым составляет 10 процентов и более от активов эмитента на дату сделки"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество энергетики и электрификации «Мосэнерго»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Мосэнерго»***
1.3. Место нахождения эмитента	***115035, г. Москва, Раушская набережная, дом 8***
1.4. ОГРН эмитента	***1027700302420***
1.5. ИНН эмитента	***7705035012***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00085-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.mosenergo.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Известия» (московский выпуск), «Приложение к Вестнику ФСФР России».***

1.9. Код (коды) существенного факта (фактов)	***0400085А15122006***

2. Содержание сообщения
2.1. Вид и предмет сделки. ***Договор генерального подряда.*** 2.2. Содержание сделки, в том числе гражданские права и обязанности, на установление, изменение или прекращение которых направлена совершенная сделка. ***Генеральный подрядчик обязуется выполнить проектные, строительно-монтажные, пусконаладочные работы, инженерные изыскания, осуществить поставку оборудования и материалов, а также выполнить сопутствующие работы по расширению ТЭЦ-26, филиала ОАО «Мосэнерго», установкой парогазового теплофикационного двухвального энергоблока ПГУ-420, ст. №8, в сроки, определенные в Договоре, а Заказчик обязуется принять и оплатить выполненные работы.*** 2.3. Срок исполнения обязательств по сделке, стороны и выгодоприобретатели по сделке, размер сделки в денежном выражении и в процентах от стоимости активов эмитента. ***Срок исполнения обязательств по сделке: не позднее 29 месяцев с даты начала работ, определенной Договором.*** ***Стороны сделки:*** ***Заказчик: ОАО «Мосэнерго».*** ***Генеральный подрядчик: ООО «Альстом», ALSTOM Ltd. (Швейцария) и ОАО «ЭМАльянс».*** ***Размер сделки: денежная сумма, эквивалентная 9 769 315 тыс. рублей, что составляет 15,36% от стоимости активов эмитента;*** 2.4. Стоимость активов эмитента на дату окончания отчетного периода (квартала, года), предшествующего совершению сделки (дате заключения договора) и в отношении которого составлена бухгалтерская отчетность в соответствии с законодательством Российской Федерации. ***по состоянию на 30.09.2006: 63 614 990 тыс.рублей*** 2.5. Дата совершения сделки (заключения договора): ***15 декабря 2006 года*** 2.6. Сведения об одобрении сделки в случае, когда такая сделка является крупной сделкой или сделкой, в совершении которой имелась заинтересованность эмитента:

2.6.1. Категория сделки (крупная сделка; сделка, в совершении которой имелась заинтересованность эмитента; крупная сделка, которая одновременно является сделкой, в совершении которой имелась заинтересованность эмитента): ***Сделка не является крупной сделкой или сделкой, в совершении которой имелась заинтересованность. В соответствии с пп.26 статьи 15 Устава Общества, сделка была предварительно одобрена Советом директоров Общества как сделка, стоимость которой составляет более 2% балансовой стоимости активов Общества.***

2.6.2. Орган управления эмитента, принявший решение об одобрении сделки: ***Совет директоров ОАО «Мосэнерго»***

2.6.3. Дата принятия решения об одобрении сделки: ***27 ноября 2006 года***

2.6.4. Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об одобрении сделки: ***протокол от 27.11.2006 № 15***

3. Подписи

3.1. Первый заместитель генерального директора по стратегии и корпоративной политике действующий по доверенности №12-07/001-11 от 09.08.2005	______________ (подпись)	Д.В. Васильев
3.2. Дата “ 19 ” декабря 20 06 г.	М.П.	
3.3. Главный бухгалтер	______________ (подпись)	Т.П. Дронова
3.4. Дата “ 19 ” декабря 20 06 г.		

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ

«СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩЕГО СОБРАНИЯ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации «Мосэнерго»
1.2. Сокращенное фирменное наименование эмитента	ОАО «Мосэнерго»
1.3. Место нахождения эмитента	115035, Российская Федерация, г. Москва Раушская наб., д.8
1.4. ОГРН эмитента	1027700302420
1.5. ИНН эмитента	7705035012
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00085-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.mosenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	Общественно-политическая газета «Известия», журнал «Приложение к «Вестнику ФСФР России»
1.9. Код существенного факта	1000085A20122006

2. Содержание сообщения

2.1. Вид общего собрания: внеочередное

2.2. Форма проведения общего собрания: заочное голосование.

2.3. Дата и место проведения общего собрания: Дата окончания приема заполненных бюллетеней для голосования – 20 декабря 2006 года. Почтовые адреса, по которым направлялись заполненные бюллетени для голосования: 115035, г.Москва, Раушская наб., д.8, ОАО «Мосэнерго»; 115035, г. Москва, Садовническая ул., д.15, ЗАО «Специализированный регистратор Реестр-Сервис».

2.4. Кворум общего собрания:

Кворум по вопросам 1, 2, 3 повестки дня общего собрания акционеров – 92,48% от количества голосов акционеров, имеющих право на участие в общем собрании акционеров.

Кворум по вопросам 4, 5 повестки дня собрания – 84,68% от количества голосов, которыми обладают лица, имеющие право на участие в общем собрании акционеров, не заинтересованные в совершении сделки.

2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

1. Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 91,81%
«Против» 8,17%
«Воздержался» 0,01%

2. О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 91,81%
«Против» 8,17%
«Воздержался» 0,01%

3. Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 91,80%

«Против» 8,17%

«Воздержался» 0,01%

4. Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 69,26%

«Против» 15,40%

«Воздержался» 0,02%

5. Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность. Из числа проголосовавших действительных бюллетеней при подсчете голосов установлены следующие результаты:

«За» 69,27%

«Против» 15,40%

«Воздержался» 0,01%

2.6. Формулировки решений, принятых общим собранием

По вопросу 1:

1. Определить предельный размер объявленных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» в количестве 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук номинальной стоимостью 1 (Один) рубль каждая на общую сумму по номинальной стоимости акций 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей.

2. Обыкновенные именные бездокументарные акции, объявленные ОАО «Мосэнерго» к размещению, представляют их владельцам права, предусмотренные пунктом 6.2. Устава ОАО «Мосэнерго».

По вопросу 2:

Внести в Устав Общества следующие изменения:

В статье 4 пункт 4.7. абзац 1 изложить в следующей редакции:

1. «Общество объявляет дополнительно к размещенным акциям 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) обыкновенных именных акций номинальной стоимостью 1 (Один) рубль каждая на общую номинальную стоимость 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей»

По вопросу 3:

Увеличить уставный капитал ОАО «Мосэнерго» посредством размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» (далее – Акции) на следующих условиях:

количество размещаемых Акций – 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук;

номинальная стоимость каждой Акции – 1 (один) рубль;

способ размещения Акций – закрытая подписка;

цена размещения акций (в том числе цена размещения акций лицам, имеющим преимущественное право приобретения акций) определяется по следующей формуле:

$$P = \text{Max}\ \{WP;\ 5\ \text{рублей}\},\ \text{где}$$

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;
WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день.
форма оплаты размещаемых Акций – денежными средствами в безналичном порядке в валюте Российской Федерации;
круг лиц, в пользу которого осуществляется размещение дополнительных акций, - ОАО «Газпром» и/или иные лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

По вопросу 4:
Одобрить сделку (взаимосвязанные сделки) по размещению ОАО «Газпром» и/или иным лицам, являющимся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» номинальной стоимостью 1 (один) рубль каждая, как сделки, являющейся размещением посредством закрытой подписки акций ОАО «Мосэнерго», составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго», в совершении которой имеется заинтересованность, на следующих условиях:
Лица, являющиеся сторонами сделки – ОАО «Мосэнерго» - Эмитент акций; ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», приобретают акции в ходе их размещения;
Предмет сделки – ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», осуществят приобретение дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго», размещаемых путем закрытой подписки и составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго»;
Цена сделки – Цена сделки определяется *как цена* размещения одной акции, определяемая как:

$$P = \text{Max}\ \{WP;\ 5\ \text{рублей}\},\ \text{где}$$

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;
Max – максимальное значение из WP и 5 руб.;
WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день,
умноженная на количество таких акций, которые будут приобретены ОАО «Газпром» и/или иным лицами, являющимися аффилированными лицами ОАО «Газпром» (за исключением ОАО

«Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».
Срок договора: в соответствии с решением о дополнительном выпуске акций ОАО «Мосэнерго».

По вопросу 5:
Одобрить сделку ОАО «Мосэнерго» по договору простого товарищества, в совершении которой имеется заинтересованность, на следующих существенных условиях:
1. Предмет сделки: совместная деятельность по проектированию, строительству и вводу в эксплуатацию блоков № 3 и № 4 ТЭЦ-27 ОАО «Мосэнерго», блока № 8 ТЭЦ-26 ОАО «Мосэнерго» и блока № 11 ТЭЦ-21 ОАО «Мосэнерго», иных объектов (по предварительному письменному согласованию участвующих в договоре товарищей) (далее – Объекты).
2. Стороны договора (далее - «Товарищи»):
- ОАО «Мосэнерго»;
- ОАО РАО "ЕЭС России";
- ОАО «Газпром» и/или его аффилированные лица, определяемые по письменному указанию ОАО «Газпром» (далее – Стратегический инвестор).
3. Цена договора (вклады сторон в простое товарищество):
- Вклад ОАО «Мосэнерго»: денежные средства в размере не менее 37 000 000 000 (Тридцать семь миллиардов) рублей и не более 60 000 000 000 (Шестьдесят миллиардов) рублей;
- Вклад ОАО РАО "ЕЭС России": денежные средства в размере 1000 (Одна тысяча) рублей;
- Вклад Стратегического инвестора: денежные средства в размере 1000 (Одна тысяча) рублей.
4. Иные существенные условия:
- Ведение общих дел и бухгалтерского учета простого товарищества осуществляется ОАО «Мосэнерго», при этом на совершение отдельных действий и сделок, предусмотренных договором простого товарищества, необходимо получение предварительного письменного согласия всех Товарищей;
- Право собственности на Объекты, являющиеся результатом деятельности простого товарищества, возникает у ОАО «Мосэнерго»;
- При прекращении договора ОАО РАО «ЕЭС России» и Стратегическому инвестору возвращаются денежные средства, внесенные ими в качестве вклада по договору простого товарищества;
- Договор простого товарищества сохраняет свое действие, в том числе, в случае, когда в нем участвуют две стороны.

3. Подпись

3.1. Первый заместитель генерального директора
по стратегии и корпоративной политике _______________ **Д.В. Васильев**
(подпись)
действующий по доверенности №12-07/001-11 от 09.08.2005

3.2. Дата «20» декабря 2006г. М.П.